Exhibit 99.2

Independent Auditors' Report

The Stockholders and Board of Directors of
Vermont Electric Power Company, Inc.:

We have audited the accompanying consolidated balance sheets of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/KPMG

March 27, 2007

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31,
	2006	2005	Unaudited 2004
Operating revenues: Transmission revenues Sales of power Rent of transmission facilities to others Total operating revenues	$33,667,562 559,483 1,580,496 35,807,541	$28,775,151 446,344 1,897,178 31,118,673	$26,128,889 465,201 1,701,242 28,295,332

Operating expenses:
  Transmission expenses:
      Operations
      Maintenance
      Rents
  Purchased power
  Administrative and general expenses
  Depreciation and amortization
  Taxes other than income
    Total operating expenses

	2,301,254 3,925,740 32,190 559,483 5,314,717 5,819,907 4,387,687 22,340,978	1,686,215 3,011,246 66,549 446,344 6,991,311 5,015,948 3,963,136 21,180,749	1,760,010 2,612,396 62,827 465,201 6,870,206 5,497,954 3,727,702 20,996,296
Operating Income Other Income: Interest Equity in earnings of subsidiary (Note 9) Income before interest and other expense, non-controlling interest and income tax	13,466,563 51,857 157,356 13,675,776	9,937,924 79,066 302,391 10,319,381	7,299,036 30,759 318,267 7,648,062

Interest and other expense:
  Interest on first mortgage bonds
  Other interest and deductions
  Amortization of debt expense
  Allowance for borrowed funds used during construction
     Net interest and other expense

          Income before non-controlling interest
            and income tax

Non-controlling interest in the income of Vermont
   Transco LLC (Note 8)

           Income before income tax
Income tax (Note 5)

          Net income

	5,166,421 3,823,359 76,288 (3,390,820) 5,675,248 8,000,528 3,245,386 4,755,142 1,888,482 $2,866,660	4,888,671 1,465,734 86,820 (912,610) 5,528,615 4,790,766 - 4,790,766 1,773,050 $3,017,716	5,016,729 845,066 98,139 (286,009) 5,673,925 1,974,137 - 1,974,137 291,499 $1,682,638

See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS
	December 31,
	2006	2005
ASSETS Utility plant (Notes 2 and 3) Less accumulated depreciation and amortization Net utility plant Investment in Vermont Electric Transmission Company, Inc. (Note 9)	$341,482,930 (76,013,126) 265,469,804 428,336	$223,847,119 (71,903,939) 151,943,180 382,980

Current assets:
   Cash
   Bond sinking fund deposits
   Bond interest deposits
   Accounts receivable:
      Affiliated companies
      Other
   Materials and supplies
   Income tax receivable
   Prepaids and other assets
       Total current assets

	409,763 425,000 1,411,610 12,975,943 4,854,068 10,108,511 191,817 1,428,887 31,805,599	579,690 396,000 1,011,711 12,571,381 4,301,874 5,204,887 629,962 1,378,397 26,073,902
Regulatory and other assets: Regulatory asset (Note 2) Unamortized debt expense, net Cash surrender value Deferred project costs and other Total regulatory and other assets	5,922,869 1,587,005 3,281,917 2,175,807 12,967,598	4,253,887 702,445 2,908,674 936,527 8,801,533
TOTAL ASSETS	$310,671,337	$187,201,595

See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS
	December 31,
	2006	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
  Stockholders' equity (Note 6):
   Class B common stock; $100 par value per share. Authorized
     430,000 shares; issued and outstanding 219,977 shares
   Class C common stock; $100 par value per share. Authorized
     20,000 shares; issued and outstanding 19,901 shares
   Retained earnings

   Class C preferred stock; $100 par value per share. Authorized
     125, 000 shares; issued and outstanding 97,068 shares

  First mortgage bonds, net of current maturities (Note 3)
  Other long-term debt, net of current maturities (Note 3)
        Total capitalization

Commitments and contingencies (Notes 8 and 14)

	$21,997,700 1,990,100 229,481 24,217,281 145,602 24,362,883 120,145,000 844,917 145,352,800	$21,997,700 1,990,100 183,542 24,171,342 194,136 24,365,478 56,893,000 1,533,393 82,791,871

Current liabilities:
  Current maturities of long-term obligations (Note 3)
  Notes payable to bank (Note 4)
  Accounts payable:
     Affiliated companies
     Other
  Accrued interest on bonds
  Accrued taxes
  Other
      Total current liabilities

	2,436,476 61,470,000 2,307,966 22,593,933 1,411,702 400,144 5,978,133 96,598,354	2,688,918 61,350,000 2,000,059 24,746,733 1,011,711 177,481 1,417,201 93,392,103

Equity interest of non-controlling members in
   Vermont Transco LLC (Note 7)

Reserves and deferred credits:
  Deferred tax liabilities (Note 5)
  Deferred compensation (Note 8)
  Accrued pension liability (Note 8)
      Total reserves and deferred credits

	56,469,212 6,295,764 5,710,398 244,809 12,250,971	- 5,313,448 5,396,553 307,620 11,017,621
TOTAL CAPITALIZATION AND LIABILITIES	$310,671,337	$187,201,595

See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Class B	Common Stock Class C	Retained Earnings	Preferred Stock	Total Stockholders' Equity
Balances at December 31, 2003 (unaudited)	$6,000,000	$1,990,100	$590,922	$776,544	$9,357,566
Net Income Issuance of capital Return of capital Dividends declared and paid: Preferred stock Common stock Balances at December 31, 2004 (unaudited)	15,496,000 $21,496,000	$1,990,100	1,682,638 (274,702) (1,362,047) $636,811	(291,204) $485,340	1,682,638 15,496,000 (291,204) (274,702) (1,362,047) $24,608,251
Net Income Issuance of capital Return of capital Dividends declared and paid: Preferred stock Common stock Balances at December 31, 2005	- 501,700 - - - $21,997,700	- - - - - $1,990,100	3,017,716 - - (250,435) (3,220,550) $183,542	- - (291,204) - - $194,136	3,017,716 501,700 (291,204) (250,435) (3,220,550) $24,365,478
Net Income Return of capital Dividends declared and paid: Preferred stock Common stock Balances at December 31, 2006	- - - - $21,997,700	- - - - $1,990,100	2,866,660 - (62,124) (2,758,597) $229,481	- (48,534) - - $145,602	2,866,660 (48,534) (62,124) (2,758,597) $24,362,883

See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
	2006	2005	Unaudited 2004

Cash flows from operating activities:
Net income
Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
   Depreciation and amortization
   Amortization of regulatory asset
   Amortization of debt expense
   Deferred income tax expense
   Equity in earnings of subsidiary
   Dividends from subsidiary
   Increase in cash surrender value
   Changes in assets and liabilities:
       Accounts receivable
       Materials and supplies
       Income tax receivable
       Regulatory asset
       Accounts payable
       Regulatory liability
       Retirement benefits
       Deferred compensation
       Other assets and liabilities
          Net cash (used in) provided by operating activities

	$2,866,660 5,325,654 494,253 76,289 982,316 (157,356) 62,000 (373,243) (956,756) (4,903,624) 438,145 (2,163,235) (1,844,893) - (62,719) 313,845 (1,034,253) (936,917)	$3,017,716 5,015,948 - 86,820 1,804,721 (302,391) 250,000 (275,204) (1,617,163) (1,505,769) (218,912) (3,605,603) 2,882,666 - 38,754 700,811 (1,285,162) 4,987,232	$1,682,638 5,497,954 - 98,139 1,411,854 (318,267) 275,000 (286,615) 684,618 (77,733) (189,043) (648,284) (1,102,508) (1,857,335) (616,576) 903,716 2,652,593 8,110,151
Cash flows from investing activities: Return of investment in subsidiary Change in bond sinking fund deposits Capital expenditures, net Construction payables Net cash used in investing activities	50,000 (29,000) (118,852,278) 4,528,078 (114,303,200)	300,000 79,000 (38,495,042) 6,323,006 (31,793,036)	300,000 (104,000) (25,217,449) 2,371,212 (22,650,237)

Cash flows from financing activities:
   Proceeds from bond issuance
   Repayment of bonds
   Debt issue costs
   Net, proceeds of notes payable to bank
   Proceeds from other long-term debt
   Repayment of other long-term debt
   Return of preferred stock capital
   Issuance of VT Transco membership units
   Distribution of VT Transco earnings to non-controlling members
   Undistributed earnings of VT Transco - non-controlling members
   Issuance of Class B common stock
   Cash dividends on common stock
   Cash dividends on preferred stock
          Net cash provided by financing activities

	65,000,000 (1,628,000) (960,849) 120,000 - (1,060,918) (48,534) 54,000,000 (776,171) 3,245,383 - (2,758,597) (62,124) 115,070,190	- (15,074,000) (193,987) 44,955,682 1,350,372 (1,070,174) (291,204) - - - 501,700 (3,220,550) (250,435) 26,707,404	25,000,000 (1,746,000) (247,269) (20,555,682) - (1,168,748) (291,204) - - - 15,496,000 (1,362,047) (274,702) 14,850,348
Net (decrease) increase in cash Cash, beginning of year Cash, end of year	(169,927) 579,690 $409,763	(98,400) 678,090 $579,690	310,262 367,828 $678,090
Supplemental disclosure of cash flow information: Cash paid during the year for interest, net of amounts capitalized Cash paid for income taxes	$5,129,638 $992,950	$4,853,139 $569,125	$5,089,917 $-

See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Summary of Significant Accounting Principles

(a) Description of Business - The consolidated financial statements of Vermont Electric Power Company, Inc. ("VELCO" or the "Company") include the accounts of Vermont Transco LLC ("VT Transco") and VELCO. The Company is subject to regulation by the Federal Energy Regulatory Commission ("FERC") as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

VELCO owned and operated an electric power transmission system in the State of Vermont. VELCO had transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. These transmission contracts have been reviewed and approved by the FERC. Additionally, VELCO has an agreement for single-unit power purchases of electricity, which it resells at cost to one of its stockholders in the State of Vermont.

On June 30, 2006, VELCO transferred substantially all of its electric transmission assets, along with the associated contracts, to VT Transco, in exchange for Class A Member Units, and the assumption of VELCO's long term-debt and other liabilities. In addition, VELCO entered into a Management Services Agreement with Vermont Transco to serve as the Manager of VT Transco. This agreement provides for VT Transco to reimburse VELCO for all of its costs in fulfilling its responsibilities as the Manager of VT Transco.

VELCO, through its wholly-owned subsidiary, Vermont Electric Transmission Company, Inc. ("VETCO") (Note 9), constructed and maintains the Vermont portion of a transmission line used to transmit power purchased by the New England Power Pool on behalf of New England electric utilities from Hydro-Quebec, a Canadian utility. To assist VELCO in making its initial capital contribution to VETCO, the participating Vermont electric utilities purchased all of the shares of VELCO's Class C preferred stock.

VELCO's common and preferred stock are owned by various Vermont utilities. Central Vermont Public Service Corporation ("CVPS") owns 48% of VELCO's Class B and 31% of its Class C common stock and 47% of its Class C preferred stock.

VELCO also has agreements with various stockholders and other Vermont utilities to act as agent in order to provide a single entity that can accumulate costs related to the combined utilities' participation in certain joint projects. VELCO bills these costs, along with any direct costs incurred, to the participating Vermont utilities in accordance with each participant's obligations. These agency transactions are not reflected as part of VELCO's operations; however, operating expenses may be indirectly impacted from year to year, depending on the significance and nature of the activities performed by VELCO.

(b) Consolidation - VELCO consolidates VT Transco as it controls the financial and operating policies of VT Transco. Ownership interests of members other than the Company in the equity of VT Transco are presented in the consolidated balance sheets as minority interest in the caption labeled "Equity Interest of Non-Controlling Members in VT Transco". The share of members other than the Company in the income of VT Transco is deducted in determining the Company's consolidated net income. Inter-company balances and transactions have been eliminated in consolidation.

(c) Regulatory Accounting - Electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. The Company applies the provisions of Statement of Financial Accounting Standard No. 71, Accounting for the Effects of Certain Types of Regulation ("FAS 71"), which requires regulated entities, in appropriate circumstances, to establish regulatory assets or liabilities, and thereby defer the income statement impact of certain charges or revenues because they are expected to be collected or refunded through future customer billings.

The Company and its utility subsidiary follow accounting policies prescribed by the Federal Energy Regulatory Commission ("FERC") and the Vermont Public Service Board ("VPSB").

On December 9, 2005, the FERC approved a filing allowing at that time VELCO, and now through its subsidiary VT Transco, to begin amortizing over a ten year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. This regulatory asset which accounts for the difference between depreciation reported in the consolidated financial statements and depreciation previously recovered in rates is $3,828,499 and $4,253,887 as of December 31, 2006 and 2005, respectively.

On June 16, 2006, the FERC approved a filing allowing at the time VELCO, and now through its subsidiary VT Transco, to accumulate as a regulatory asset the costs associated with the LLC transaction and to amortize and recover that asset over a fifteen year period to commence when the Company began operations. This regulatory asset is $2,094,370 as of December 31, 2006.

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

(d) Revenue Recognition - Electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company's facilities under the ISO-NE open-access transmission tariff regulated by FERC. The Company charges for these services under FERC approved rates. Prior to June 30, 2006, revenue was billed monthly based on estimated cost of service plus 11.5% return on capital. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the Revenue to be billed monthly based on estimated cost of service plus an 11.5% return on capital for Class B and Class C shareholders prior to June 30, 2006 and 11.5% return on capital for Class A Member Units and a 13.3% return on capital for Class B Member Units from inception of VT Transco. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of December and is approximately $944,000 at December 31, 2006 and is reported in prepaid and other assets in the accompanying consolidated financial statements.

(e) Utility Plant - Utility plant in service is stated at cost. Major expenditures for plant and those which substantially increase useful lives are capitalized. The Company provides for depreciation of utility plant in service using annual rates to amortize the cost of depreciable assets over their estimated useful lives using the straight-line method of depreciation. When assets are retired or otherwise disposed of, their costs are removed from plant, and such costs, plus removal cost, less salvage, are charged against accumulated depreciation.

In 2006, the Company completed a depreciation rate study for its depreciable utility plant. The Company implemented a new depreciation rate schedule which recognizes depreciation expense as a percentage of average remaining transmission plant at 2.63% as of December 31, 2006. This method is consistent with the straight-line method of depreciation. Prior to January 1, 2006, rights of way, transmission equipment, communications equipment, buildings and office equipment were depreciated over 75 years, 30 years, 20 years, 30 years and 5 to 10 years, respectively.

Software is recorded at cost. Depreciation is recorded at straight-line rates over the estimated useful life of the assets which is five years.

(f) Asset Retirement Obligations - The Company follows the provisions of FASB Interpretation No. 47 ("FIN 47"), Accounting for Conditional Asset Retirement Obligations. FIN 47 was issued in March 2005 as an interpretation of Statement of Financial Accounting Standards ("SFAS") No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations, originally issued in June 2001. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143 refers to a legal obligation to perform as asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability at fair value for an asset retirement obligation when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event.

The Company has substantively reviewed the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate the Company to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, the Company has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its consolidated financial position, results of operation and cash flows.

(g) Impairment of Long-Lived Assets - In accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as utility plant, and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As long as it assets continue to be recovered through ratemaking process, the Company believes that such impairment is unlikely.

(h) Allowance for Borrowed Funds Used During Construction ("AFUDC") - Allowance for funds used during construction ("AFUDC") represents the cost of the debt used to find the construction of transmission assets. The portion of the allowance that applies to borrowed funds is presented in the consolidated statements of income as a reduction of interest expense. AFUDC is not currently realized in cash, but is recovered in the form of increased revenue collected as a result of depreciation of the property. The Company capitalized AFUDC at an average rate of 5.78% in 2006, 4.26% in 2005 and 2.29% in 2004.

(i) Materials and Supplies Inventory - Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

(j) Unamortized Debt Expense - Costs associated with the original issuance of long-term debt has been capitalized and amortized over the term of the debt using the effective interest rate method. Amortization expense amounted to $76,289 in 2006, $86,820 in 2005 and $98,139 in 2004.

(k) Income Taxes - VT Transco LLC is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or stated income taxes. VT Transco's members (except certain tax-exempt members) report their share of the Company's earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these consolidated financial statements only include a provision for federal and state income tax expense of VELCO.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(l) Pension and Other Postretirement Plans - The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The cost of the program is being funded currently.

The Company also sponsors a defined benefit health care plan for substantially all employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

(m) Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of utility plant, deferred income taxes, environmental liabilities and obligations related to employee benefits. Actual results could differ from those estimates.

(n) Commitments and Contingencies - Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(o) New Accounting Pronouncements - In September 2006, FASB issued Statement No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to:

  recognize, in its balance sheet, the over-funded or under-funded status of a defined postretirement plan measured as the difference between the fair value of plan assets and the accumulated postretirement benefit obligation, recognize, net of tax, as a component of other comprehensive income, the actuarial and experienced gains or losses and prior service costs or credits, measure the funded status of a plan as of the date of its year-end balance sheet.

The required date of adoption of SFAS 158 for the Company is December 31, 2007 for the recognition portion of the standard and December 31, 2008 for the measurement date portion.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48") Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("SFAS 109"). FIN 48 provides guidance on recognition thresholds and measurement of a tax position taken or expected to be taken on an enterprise's tax return. An enterprise must be able to show that it is more likely than not that the recognition of its tax position will be sustained upon examination, based on the position's technical merits. Furthermore, the measurement of the tax position that meets the threshold outlined in the recognition step should be measurement at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company is required to adopt the provisions of FIN 48 for the fiscal year beginning January 2007. FIN 48 is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

(p) Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2. Utility Plant

Utility plant consists of the following at December 31, 2006 and 2005:

	2006	2005
Land and rights of way Transmission equipment Communications equipment Buildings and office equipment Construction work-in process Less accumulated depreciation and amortization	$15,766,289 192,267,532 7,603,371 25,250,706 100,595,032 341,482,930 76,013,126 $265,469,804	$15,468,547 154,937,494 7,442,613 20,019,204 25,979,261 223,847,119 71,903,939 $151,943,180

Depreciation and amortization expense was $5,325,654 for the year ended December 31, 2006, $5,015,948 for 2005 and $5,497,954 for 2004. The historical difference between depreciation recognized in the consolidated financial statements and depreciation recovered from rate payers is recorded as a regulatory asset of $3,828,499 and $4,253,887 at December 31, 2006 and 2005, respectively.

NOTE 3. Long-Term Debt

First Mortgage Bonds - The Company's First Mortgage Bonds outstanding include the following series at December 31, 2006 and 2005:

2006	2005

Series L, 7.30% due through 2018
Series N, 7.42% due through 2012
Series O, 6.26% due through 2034
Series P, 5.72% due through 2036
Series Q, 5.59% due through 2036

Less bonds to be retired within one year

$9,115,000 23,633,000 24,145,000 30,000,000 35,000,000 121,893,000 1,748,000 $120,145,000	$9,605,000 24,443,000 24,473,000 - - 58,521,000 1,628,000 $56,893,000

In April 2006, VELCO received the proceeds from the sale of its Series P First Mortgage Bonds for the principal amount of $30,000,000 which the Company used to paydown its existing line of credit. In December 2006, the Company received the proceeds from the sale of its Series Q First Mortgage Bonds for the principal amount of $35,000,000, which the Company used to paydown its existing line of credit.

The First Mortgage Bonds are secured by a first mortgage lien on the Company's utility plant. The bonds to be retired through principal payments within the next five years will amount to:

Year ending December 31: 2007 2008 2009 2010 2011 Thereafter Total	$1,748,000 1,877,000 2,014,000 2,161,000 2,321,000 111,772,000 $121,893,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of common equity investment and indebtedness of the Company subordinated to the First Mortgage Bonds must equal at least one-third of the aggregate principal amount of the bonds outstanding or $40,631,000, at December 31, 2006. The Company believes it is in compliance with this requirement at December 31, 2006.

Other Long-Term Debt - Other long-term debt includes notes payable of $1,533,393 and $2,594,311 at December 31, 2006 and 2005, respectively, bearing interest at rates ranging from 5.44% to 6.51%, which mature within the next four years. The notes are secured by a lien on certain office equipment and furniture. Principal repayments for the next five years will amount to:

Year ending December 31: 2007 2008 2009 2010 Total	$688,476 400,680 292,122 152,115 $1,533,393

NOTE 4. Notes Payable to Bank

The Company has an unsecured $95,000,000 line of credit agreement with a financial institution, reduced by certain standby letters of credit, expiring on December 30, 2007 to provide interim financing for plant construction. As part of this agreement, the Company agrees to pay 0.15% per annum on the daily unused line of credit amount. Average daily borrowing was $63,287,191 in 2006 at a weighted average interest rate of 5.78%. Management expects to renew the line of credit with similar terms during 2007 for use in 2008. The outstanding balance at December 31, 2006 amounted to $61,470,000.

NOTE 5. Income Taxes

Federal and state income tax expense for the years ended December 31, 2006, 2005 and 2004 follows:

	2006	2005	2004
Federal: Current Deferred Total federal State: Current Deferred Total state Total federal and state income tax	$717,970 737,674 1,455,644 188,196 244,642 432,838 $1,888,482	$283,966 1,062,967 1,346,933 81,076 345,041 426,117 $1,773,050	$(941,443) 1,141,024 199,581 (273,227) 365,145 91,918 $291,499

The difference between the actual tax provision and the "expected" tax expense for 2006 and 2005 (computed by applying the U.S. statutory corporate tax rate to earnings before taxes) is primarily attributable to the change in equity in earnings of subsidiary, state income taxes net of federal benefit, and the effects of several non-deductible items.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

	2006	2005
Deferred tax assets: Deferred compensation Alternative minimum tax credit Other Total gross deferred tax assets Deferred tax liabilities: Utility plant depreciation Net deferred tax liability	$1,498,004 485,468 957,885 2,941,357 (9,237,121) $(6,295,764)	$1,469,840 485,468 880,535 2,835,843 (8,149,291) $(5,313,448)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized through future taxable income.

VELCO files its income tax return on a consolidated basis with VETCO. The consolidated income taxes payable are allocated between VELCO and VETCO on a separate-company basis, in accordance with a tax-sharing agreement.

NOTE 6. Equity Transactions

Common Stock - In December 2005, 5,017 additional shares of Class B common stock were issued.

Preferred Stock - The Class C preferred stock entitles stockholders to variable rate quarterly dividends but does not entitle stockholders to vote, except under certain circumstances. Quarterly dividends and a return of capital are paid to preferred stockholders in amounts substantially equivalent to the dividends and return of capital received by the Company from VETCO.

NOTE 7. Non-Controlling Member's Equity of VT Transco

VT Transco's non-controlling members include investor-owned utilities, municipalities, and electric cooperatives. Each non-controlling member was issued membership interests in VT Transco in proportion to the value of cash it contributed to the Company. A rollforward of the equity interest of non-controlling members in VT Transco is as follows:

Issuance of membership units Income before tax of VT Transco Distributions of VT Transco income before tax Ending balance, December 31, 2006	Equity interest of non-controlling members $54,000,000 3,245,383 (776,171) $56,469,212

Distribution of VT Transco's income before tax to non-controlling members is at the discretion of the Company and is in proportion to each member's percentage interest in VT Transco.

NOTE 8. Pension and Other Postretirement Benefits

Defined Benefit Plan - The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. The measurement date used to determine pension benefits for the defined benefit pension plan is September 30.

Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions ("FAS 87") states that if a pension plan's accumulated benefit obligation ("ABO") exceeds the fair value of plan assets, the employer shall recognize in the statement of financial position a liability that is at least equal to the unfunded ABO with an offsetting charge to other comprehensive income. Primarily due to actuarial losses, the Company's ABO was greater than the fair value of plan assets at September 30, 2005. As such, VELCO has recognized an additional minimum pension of $63,723 at December 31, 2005, reflecting this underfunded pension obligation. The Company would normally record a charge to other comprehensive income as an offset to this entry, however, under FAS 87 the Company can offset this entry with another deferred asset equal to the lessor of unrecognized prior service cost of $552,208 or the additional minimum pension liability of $63,723 at September 30, 2005. Therefore, the Company has not charged other comprehensive income but has instead recorded another deferred asset of $63,723 at December 31, 2005. As of December 31, 2006, the fair value of plan assets is greater than the ABO, therefore the additional minimum pension liability was removed from the Company's consolidated balance sheets.

The following sets forth the plan's benefit obligations, fair value of plan assets and funded status at December 31, 2006 and 2005:

	Pension Benefits 2006	Pension Benefits 2005
Change in projected benefit obligation: Benefit obligation at beginning of year Service cost Interest cost Actuarial (gain) loss Benefits paid Benefit obligation at end of year	$14,238,346 730,234 747,678 (725,131) (331,100) 14,660,027	$12,368,444 698,018 738,870 1,338,440 (905,426) 14,238,346

Change in plan assets:
   Fair value of plan assets at beginning of year
   Actual return on plan assets
   Employer contribution
   Benefits paid
      Fair value of plan assets at end of year

          Funded status

Unrecognized prior service cost
Unrecognized net actuarial loss
          Accrued pension liability

Accrued pension liability
Intangible asset
          Accrued pension liability

Accumulated benefit obligation

	9,927,016 799,475 940,000 (331,100) 11,335,391 (3,324,636) 552,208 2,527,619 $(244,809) $(244,809) - $(244,809) $10,010,002	8,668,510 1,233,932 930,000 (905,426) 9,927,016 (4,311,330) 604,684 3,462,749 $(243,897) $(307,620) 63,723 $(243,897) $10,234,635

Pension Benefits 2006	Pension Benefits 2005	Pension Benefits 2004

Components of net periodic benefit costs:
   Service cost
   Interest cost
   Expected return on plan assets
   Recognized net actuarial loss
   Net amortization
   Amortization of FAS 71 regulatory asset
      Net periodic benefit cost

$730,234 747,678 (717,834) 128,359 52,476 - $940,913	$698,018 738,870 (696,814) 75,158 52,476 51,300 $919,008	$629,220 722,326 (694,585) 32,319 30,000 68,400 $787,680

The assumptions used to determine the benefit obligations are as follows:

	Pension Benefits 2006	Pension Benefits 2005
Weighted average assumptions: Discount rate Expected return on plan assets Rate of compensation increase	5.75% 7.5% 4.50%	5.5% 7.5% 4.5%

Projected benefit payments over next 10 fiscal years:

Pension Benefit Payments
Fiscal year ending December 31: 2007 2008 2009 2010 2011 2012 - 2016 Expected contribution for next fiscal year	$354,654 $419,260 $439,167 $493,671 $529,360 $2,953,198 $900,000

The following indicates the weighted average asset allocation percentage of the fair value of total Plan assets for each major type of Plan asset as of December 31, 2006, as well as the Plan's target percentages and the permissible ranges:

	Plan Assets		Target	Permissible
Asset Class	2006	2005	percentage	Ranges	Benchmark
Equity Fixed Income Total	65% 35% 100%	66% 34% 100%	65% 35% 100%	63% to 67% 33% to 37%	S&P 500; Russell 2500; MSCI EAFE Lehman US Aggregate; CSFB

Post Retirement Plan - The Company's current postretirement benefit plan offers health care and life insurance benefits to retired employees who meet certain age and years of service eligibility requirements. Under certain circumstances, eligible retirees are required to make contributions for postretirement benefits. The Company accrues the cost of postretirement benefits during the employees' years of service. When the Company began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs ratably over a 20-year period. For the years ended December 31, 2006 and 2005, the Company contributed $100,379 and $188,423 toward these benefits. The Company anticipates contributing $175,000 for these benefits in 2007. The measurement date used to determine post retirement benefits for the post retirement plan is December 31.

The FERC has established certain guidelines that all FERC-regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Company's current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h) account, a separate account established within the pension investment fund and through a Voluntary Employees' Benefit Association (VEBA). Additionally, these guidelines require the Company to advise the FERC of its plans for accruing and funding postretirement benefit costs. The Company filed its plans with the FERC in 1995, although such plans have not yet been approved by the FERC.

Postretirement Benefits 2006	Postretirement Benefits 2005

Change in projected benefit obligation:
   Benefit obligation at beginning of year
   Service cost
   Interest cost
   Actuarial loss
   Benefits paid
      Benefit obligation at end of year

Change in plan assets:
   Fair value of plan assets at beginning of year
   Actual return on plan assets
   Employer contribution
   Benefits paid
      Fair value of plan assets at end of year

          Funded status

Unrecognized net transition obligation
Unrecognized net actuarial loss
          Accrued benefit cost

Adjustments for contributions
          Prepaid benefit cost

$1,833,643 49,395 97,581 (25,215) (150,390) 1,805,014 413,555 30,982 288,481 (150,390) 582,628 (1,222,386) 133,406 1,077,102 (11,878) 52,955 $41,077	$1,642,986 36,935 102,437 277,592 (226,307) 1,833,643 318,496 35,225 286,142 (226,307) 413,556 (1,420,087) 155,641 1,151,882 (112,564) 166,274 $53,710

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $26,234 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $24,364 in 2006.

Postretirement Benefits 2006	Postretirement Benefits 2005	Postretirement Benefits 2004

Components of net periodic benefit cost:
   Service cost
   Interest cost
   Expected return on plan assets
   Recognized net actuarial (gain) loss
   Net amortization
   Amortization of FAS 71 regulatory asset
      Net periodic benefit cost

$49,395 97,581 (35,526) 54,109 22,234 - $187,793	$36,935 102,437 (29,022) 47,155 22,234 7,800 $187,539	$43,138 94,343 (18,491) 48,810 22,234 10,400 $200,434

The assumptions, used to determine net periodic postretirement benefit costs are as follows:

	Postretirement Benefits 2006	Postretirement Benefits 2005
Weighted average assumptions: Discount rate Expected return on plan assets Rate of compensation increase	5.75% 7.5% 4.50%	5.5% 7.5% 4.5%

Defined Contribution Plan - The Company sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age 18. Vesting begins after 1,000 hours of service. Employees are fully vested in the Company's contribution in five years. Additional matching contributions may be made on the employees' behalf based on the results of operations. The Company contributed $263,065 and $248,070 in 2006 and 2005, respectively.

Deferred Compensation - The principal amounts of deferred compensation result from plans for the Company's management and Board of Directors. The plans and the agreement generally provide for annual retirement benefits beginning at age 65 for management and at age 70 for the Board of Directors. The Company is funding the cost of the plans in part through life insurance contracts. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying consolidated statements of income.

NOTE 9. Investment in Affiliated Company

Investment in affiliated company is accounted for under the equity method and represents VELCO's 100% ownership of the common stock of Vermont Electric Transmission Company, Inc. ("VETCO"). The Company reviewed the guidance of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, as revised in December 2003 ("FIN 46R"), which addresses the consolidation of variable interest entities ("VIE") by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise with the majority of the risks or rewards associated with the VIE. As part of VELCO's assessment of FIN 46R, VELCO reviewed the substance of VETCO to determine if it is still appropriate that the entity is not consolidated with VELCO's operations. VETCO continues to operate under support agreements in connection with the construction of the transmission line with substantially all of the New England electric utilities. These agreements require the utilities to reimburse VETCO for all of the operating and capital costs of the line on an unconditional and absolute basis. Additionally, these support agreements provide for an advisory committee made up of participants to review VETCO's operations and make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical. These provisions effectively restrict VELCO's control over VETCO's operations. Based on these facts, VELCO has determined that it does not have a controlling financial interest in VETCO, as VELCO is not exposed to the risks and rewards of VETCO. In addition, the support agreements effectively restrict VELCO's control, therefore VELCO has not consolidated its financial information with that of VETCO and, instead, is accounting for its investment using the equity method.

VELCO owns 100% of the common stock in VETCO. VELCO's initial capital contribution was $9,999,000. VETCO pays VELCO a quarterly dividend that represents a return on investment at a rate based on market rates. In addition, a return of investment calculated to maintain equity at approximately 20% of VETCO's total capitalization is paid to VELCO quarterly. This return of equity ceased when the long-term debt was paid in full in April 2006. Through December 31, 2006, VETCO has returned to VELCO $9,850,000 of the original capital contribution. The carrying amount of the investment is $428,336 and $382,980 at December 31, 2006 and 2005, respectively.

Summarized financial information related to VETCO at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 follows:

	Balance Sheet
	2006	2005
Net utility plant in service Other assets Total assets Secured notes payable Other liabilities Stockholders' investment Total liabilities and stockholders' investment	$2,550,482 1,717,792 $4,268,274 $- 3,839,938 428,336 $4,268,274	$3,778,083 1,661,334 $5,439,417 $280,000 4,776,437 382,980 $5,439,417
	Statement of Income
	2006	2005	2004
Operating revenues Operating expenses Other income Net income	$3,499,625 (3,372,804) 30,535 $157,356	$4,750,852 (4,538,938) 90,477 $302,391	$4,305,730 (4,015,092) 27,629 $318,267

Other Related Party Activity - VELCO has contracted with VETCO to provide VETCO with management and support services. In connection therewith, VELCO has charged VETCO $1,159,787 in 2006 and $1,179,011 in 2005, which primarily represents payroll services and insurance costs. These amounts are reflected as expenses in VETCO's operating results and as a decrease in expenses in VELCO's accompanying consolidated statements of income.

NOTE 10. Other Related Party Transactions

CVPS personnel provide the Company with certain operational, maintenance, construction and administrative services. In addition, payments were made by the Company to CVPS for materials and supplies and insurance. These services are provided at cost and amounted to approximately $558,268 in 2006, $436,505 in 2005 and $411,063 in 2004.

Similarly, Green Mountain Power Corporation ("GMP") provides the Company with certain construction, maintenance, and operational services. These services are provided at cost or as the result of a competitive bidding process and amounted to $8,855,333.

NOTE 11. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value disclosures for the Company's consolidated financial instruments:

  The carrying amounts of cash, bond sinking fund deposits, bond interest deposits and short-term debt approximate fair value due to the short-term maturity of these instruments.
  The fair value of long-term debt is estimated based on currently quoted market prices for similar types of issues. At December 31, 2006, its carrying amount approximates fair value.

NOTE 12. Business and Credit Concentrations

Significant Customers - In 2006, three customers, ISO New England, CVPS and GMP individually represent 10% or more of the total accounts receivable balance at the end of the year. These customers' percentage of the total accounts receivable balance is as follows for the years ended December 31, 2006 and 2005:

	2006	2005
ISO New England CVPS GMP	18.3% 32.6% 26.5% 77.4%	- 33.2% 27.1% 60.3%

Significant Capital Projects - The Company is in the process of performing construction projects to enhance services to its customers. These projects have been the Company's prime focus during 2006. Costs capitalized in 2006 amounted to approximately $118,000,000 which related to projects estimated to be completed from 2006 - 2010, including: Lamoille County 115 kV Line, Northern Loop Project and Northwest Reliability Project. The Company has budgeted $136,000,000 for 2007 related to these projects which will be financed through bond issuance, capital contributions and borrowings on the line of credit.

NOTE 13. Consideration of Variable Interest Entity

VELCO evaluated, among other entities, the companies that supply power to VELCO through its purchase power agreements. VELCO determined that it is possible that some of these companies may be considered VIEs. These companies have power plants that have daily capacity output. For the years ended December 31, 2006 and 2005, VELCO purchased a total of 13,440 and 11,412 megawatt-hours (MWH), respectively, under these agreements. These purchases approximate 100% of the total MWH purchased by VELCO for the years ended December 31, 2006 and 2005 and amounted to $559,483 and $446,344, respectively. In order to determine if these counterparties are VIEs and if VELCO is the primary beneficiary of these counterparties, VELCO concluded that it needed more information from the entities. However, each of the entities has indicated that they will not provide the requested information as they are not contractually obligated to provide such confidential information. Since VELCO was unable to obtain the necessary information and as allowed under a scope exception in FIN 46R, the accompanying consolidated financial statements do not reflect the consolidation of any entities with which VELCO has a purchase power agreement.

NOTE 14. Self Insurance

The Company is self-insured for employee health benefits. Under the terms of the self insurance Plan, all full-time, regular employees were eligible for participation and as such, the Company is responsible for the administration of the Plan and any resultant liability incurred. The Company maintains a stop-loss insurance agreement with the insurance company to limit its losses on individual and aggregate claims. As of December 31, 2006, the Company has provided a reserve of $63,129 for claims incurred but not reported.

NOTE 15. Subsequent Event

On March 21, 2007, the Company received the proceeds from the sale of its Series R First Mortgage Bonds for the principal amount of $80,000,000, which the Company used to pay-down its existing line of credit.